April 8, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:  Parker Morrill (via facsimile)

Re:	Tesoro Logistics LP Registration Statement on Form S-1 File No. 333-171525
Ladies and Gentlemen:
As discussed with you today, attached hereto is a draft response letter addressing comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission. In connection with such draft, we have provided (i) drafts of various pages of Amendment No. 6 to the Registration Statement on Form S-1 of Tesoro Logistics LP (the “Partnership”), (ii) pages illustrating proposed changes to Exhibit 8.1 to the Registration Statement and (iii) a draft acceleration letter proposed to be submitted by the underwriters which will be revised in the event acceleration is not requested today.
As discussed with various members of the Staff today, this information is provided to the Staff in connection with ongoing discussions regarding the Registration Statement. Amendment No. 6 to the Registration Statement (discussed in the draft response letter) was not filed today, but will be filed in due course.
Regards,
/s/ Brett Braden
Brett Braden

Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
April 8, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	Tesoro Logistics LP
Amendment No. 4 to Registration Statement on Form S-1
Filed April 4, 2011
File No. 333-171525
Ladies and Gentlemen:
     Set forth below are the responses of Tesoro Logistics LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2011 with respect to the Partnership’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 filed with the Commission on April 4, 2011, File No. 333-171525 (the “Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 6 marked to show all changes made since Amendment No. 4.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 6, unless otherwise indicated.

Securities and Exchange Commission
April 8, 2011
Amendment No. 4 to Registration Statement on Form S-1
1.	We remind you of comments 3, 4 and 7 in our letter dated January 31, 2011.

Response: We acknowledge the Staff’s comment and have provided all information in the Registration Statement that we are not entitled to omit under Rule 430A, including an estimated price range on the cover page. We plan to arrange to have FINRA call the Staff today.
Risk Factors, page 17
Tesoro may suspend, reduce or terminate its obligations under the commercial agreements..., page 19
2.	We note your disclosure that your commercial agreements and operational services agreement with Tesoro Corporation include provisions that permit Tesoro Corporation to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur, including a material breach of the agreement. We also note that certain of these agreements provide for termination by Tesoro Corporation after a cure period of 15 business days. Please revise your risk factor disclosure to provide such information.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 19.
Rate regulation may not allow us to recover the full amount of increases in our costs, page 31
3.	We note your disclosure that the provisions of your High Plains pipeline transportation services agreement regarding your agreement to provide, and Tesoro Corporation’s agreement to purchase, certain crude oil volumes could be viewed as a preference to Tesoro. Please revise your filing to clarify the related material risk to you.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 31.
Use of Proceeds, page 46
4.	We note that if the underwriters exercise their option to purchase additional common units, the proceeds from these additional common units would be used to redeem common units from Tesoro Corporation. The practical effect of this appears to be the same as if the common units were sold in the public offering by Tesoro Corporation. Please tell us why you do not believe that Tesoro Corporation should be considered an underwriter with respect to this offering. In the alternative, please revise your filing to identify Tesoro Corporation as an underwriter.

Response: While we acknowledge the Staff’s comment, we do not believe that Tesoro Corporation is an “underwriter.” The term “underwriter” under Section 2(11) of the

Securities and Exchange Commission
April 8, 2011
Securities Act includes any person who has purchased securities from an issuer with a view to the distribution of the securities. Tesoro Corporation will acquire the common units that are subject to potential redemption with investment intent and not with a view to distribute such common units. Unlike underwriters, who seek to minimize market risk in performing their conduit function and cannot be said to truly invest in the securities they underwrite, Tesoro Corporation is investing in the common units and accepts the market risk involved with that investment, as evidenced in part by the fact that Tesoro Corporation will bear the full risk that the underwriters may not exercise the option to purchase additional common units.

We would like to point out to the Staff that having a redemption feature in connection with the underwriters’ option to purchase additional units is not at all uncommon in master limited partnership offerings. After a random sampling of master limited partnership initial public offering prospectuses over the past seven years, we identified the following initial public offerings that had a redemption feature identical to the one in this offering but were not required to disclose that the owners of the units subject to potential redemption may be deemed to be underwriters: Oxford Resource Partners, LP (2010); Williams Pipeline Partners L.P. (2008); El Paso Pipeline Partners, L.P. (2007); Spectra Energy Partners, LP (2007); Universal Compression Partners, L.P. (2006); Buckeye GP Holdings L.P. (2006); Alliance Holdings GP, L.P. (2006); Magellan Midstream Holdings, L.P. (2006); Energy Transfer Equity, L.P. (2006); Regency Energy Partners LP (2006); Linn Energy, LLC (2006); Hiland Partners, LP (2005); and Holly Energy Partners, L.P. (2004).

Finally, as noted in our response to the Staff by letter dated February 9, 2011 (to comments received from Staff by letter dated January 31, 2011), the proceeds from any exercise by the underwriters of their option to purchase additional common units are being used in this manner to maintain a set number of units outstanding, whether or not the option to purchase additional common units is exercised. This structure also simplifies the presentation and explanation of our forecast of estimated EBITDA and cash available for distribution for the twelve months ending March 31, 2012.

For the foregoing reasons, we do not believe that Tesoro Corporation should be considered an underwriter with respect to this offering.

5.	In connection with the use of proceeds from the exercise of the overallotment option to redeem from Tesoro Corporation the common units, please revise your Use of Proceeds section to clarify, if true, that such proceeds are intended to serve as part of the consideration to Tesoro Corporation for contribution of the assets, in lieu of such common units. Please also provide such information in your summary of the offering at page 9, and disclose on your prospectus cover page the use of such proceeds. In addition, please revise your disclosure under the heading “Certain Relationships and Related Party Transactions” at page 137 to provide the information required by Item 404 of Regulation S-K with respect to such transaction.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see the cover page, page 9 and page 137.

Securities and Exchange Commission
April 8, 2011
Capitalization, page 47
6.	Please explain why you believe it is appropriate to add cash and cash equivalents to your capitalization total.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement and deleted cash and cash equivalents in our capitalization total. Please see page 47.
Estimated EBITDA for the Twelve Months Ending March 31, 2012, page 53
7.	We have considered your response to prior comment two in our letter dated March 25, 2011 and note your representation that “we do not anticipate that our pro forma results of operations or cash available for distribution for the quarter ended March 31, 2011 will be materially different than our pro forma results of operations or cash available for distribution for the year ended December 31, 2010 in terms of having sufficient cash available to pay the minimum quarterly distribution.” Please expand your disclosure to inform investors of any known material differences in your estimated results of operations and cash available for distribution for your quarter ended March 31, 2011 compared to historical results and expectations for the year ended December 31, 2011.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement to expand our disclosure. Please see pages 51 and 52.
Management, page 124
8.	We note the addition of Mr. Bromark to the board of directors. Please clarify whether Mr. Bromark was appointed to the board of directors as an independent member in accordance with the rules of the NYSE.

Response: We acknowledge the Staff’s comment. Mr. Bromark was appointed to the board of directors as an independent member in accordance with the rules of the NYSE. We have revised the Registration Statement accordingly. Please see page 126.
Omnibus Agreement, page 138
9.	We note your disclosure at page 141 regarding the indemnification obligations of Tesoro Refining and Marketing Company in connection with certain costs incurred in excess of agreed thresholds with respect to renewing your current control services agreement. Please revise your filing to disclose the term of such obligation. In that regard, we note that Section 3.3 of the omnibus agreement provides that such obligation will end five years after the closing date.

Response: We acknowledge the Staff’s comment. We have revised the Registration Statement accordingly. Please see page 141.

Securities and Exchange Commission
April 8, 2011
Underwriting, page 198
10.	We note your disclosure at page 198 that if all the common units are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Please explain to us how the underwriters will offer the common units at a price other than the fixed price set forth on the cover page.

Response: The prospectus contemplates that the underwriters will offer the common units to the public at the public offering price set forth on the cover of the prospectus and upon the terms and conditions set forth therein. However, if the underwriters are unable to sell all of the common units offered for sale in the public on such terms and conditions, the “Underwriting” section of the prospectus provides that the underwriters may change the offering price and other selling terms to the extent necessary to complete the public offering of the common units. For example, if the trading price of the Partnership’s common units were to fall below the public offering price set forth on the cover of the prospectus due to market conditions, the underwriters could sell the common units to the public at a price lower than the public offering price on the cover of the prospectus. In such a circumstance, the Partnership would still be paid for the common units by the underwriters based on the price set forth on the cover of the prospectus (less the underwriting discount). In a firm commitment underwriting, the net proceeds to the Partnership are not affected by the price(s) at which the common units are actually sold to investors. The underwriters have informed the Partnership that they will inform all purchasers of the common units who purchase at a revised offering price of such change in price through the distribution of an updated disclosure package.
Note 14. Supplemental Pro Forma Information (Unaudited), page F-24
11.	We note your assumption for purposes of presenting the supplemental pro forma net loss per limited partner units includes the issuance of 14,900,000 additional units. However, we believe the number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please revise your presentation accordingly.

Response: We acknowledge the Staff’s comment. We have revised page F-11 to show net loss per unit based on 12,500,000 units, the number of common units to be issued to the public in the proposed offering. We have clarified page F-24 to include net loss per unit for 12,500,000 units and 14,900,000 units, the aggregate number of units after giving effect to the distribution described in Note 14.
Exhibits
Exhibit 8.1
12.	Please obtain and file a revised tax opinion that more clearly sets forth counsel’s opinion with respect to the material tax effects. In that regard, we note that counsel has conditioned its representation in Exhibit 8.1 with respect to its opinion on “the assumptions and representations and ...the limitations set forth in the registration

Securities and Exchange Commission
April 8, 2011
statement, the prospectus and the officer’s certificate.” It does not appear to be necessary or appropriate for counsel to condition its representation in this way.

Response: We acknowledge the Staff’s comment and have filed a new Exhibit 8.1 with Amendment No. 6.

13.	Please also ensure that the revised tax opinion does not limit the audience. In that regard, we note the statement in Exhibit 8.1 that the opinion may not be “furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without [counsel’s] prior written consent....”

Response: We acknowledge the Staff’s comment and have filed a new Exhibit 8.1 with Amendment No. 6.
Exhibit 10.1
14.	Please file the exhibits and schedules to the form of credit agreement.

Response: We acknowledge the Staff’s comment and have filed the exhibits and schedules to the form of credit agreement. Please see Exhibit 10.1 filed with Amendment No. 6.

Securities and Exchange Commission
April 8, 2011
     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

TESORO LOGISTICS LP

By:	Tesoro Logistics GP, LLC,
its General Partner

By:	/s/ Charles S. Parrish

Charles S. Parrish
Vice President, General Counsel
and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982)
William N. Finnegan IV (Issuer’s counsel)
Brett E. Braden (Issuer’s counsel)
David P. Oelman (Underwriter’s counsel)
D. Alan Beck (Underwriter’s counsel)

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2011.

PRELIMINARY PROSPECTUS
12,500,000 Common Units
Representing Limited Partner Interests

Tesoro Logistics LP

This is an initial public offering of common units representing limited partner interests of Tesoro Logistics LP. We are offering 12,500,000 common units in this offering. Prior to this offering, there has been no public market for our common units. We currently estimate that the initial public offering price per common unit will be between $      and $     . We have applied to list our common units on the New York Stock Exchange under the symbol “TLLP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 17. These risks include the following:

•	Tesoro Corporation accounts for substantially all of our revenues. Additionally, conflicts of interest may arise between Tesoro and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. If Tesoro changes its business strategy, is unable to satisfy its obligations under our commercial agreements for any reason or significantly reduces the volumes transported through our pipelines or handled at our terminals, our revenues would decline and our financial condition, results of operations, cash flows and ability to make distributions to our unitholders would be adversely affected.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	Tesoro may suspend, reduce or terminate its obligations under our commercial agreements in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

•	Tesoro’s level of indebtedness, the terms of its borrowings and its credit ratings could adversely affect our ability to grow our business, our ability to make cash distributions to our unitholders and our credit ratings and profile. Our ability to obtain credit in the future may also be affected by Tesoro’s credit rating.

•	A material decrease in the refining margins at Tesoro’s refineries could materially reduce the volumes of crude oil or refined products that we handle, which could adversely affect our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

•	We may not be able to significantly increase our third-party revenue due to competition and other factors, which could limit our ability to grow and extend our dependence on Tesoro.

•	Our general partner and its affiliates, including Tesoro, have conflicts of interest with us and limited fiduciary duties, and they may favor their own interests to the detriment of us and our common unitholders. Additionally, we have no control over Tesoro’s business decisions and operations, and Tesoro is under no obligation to adopt a business strategy that favors us.

•	Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders’ share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total

Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Tesoro Logistics LP(2)	$	$

(1)	Excludes a structuring fee of 0.25% of the gross offering proceeds payable to Citigroup Global Markets Inc. and an advisory fee. Please see “Underwriting.”
(2)	We intend to use substantially all of the net proceeds of this offering to make a distribution to Tesoro. For a detailed explanation of our intended use of the net proceeds from this offering, please see “Use of Proceeds” on page 46.

To the extent that the underwriters sell more than 12,500,000 common units in this offering, the underwriters have the option to purchase up to an additional 1,875,000 common units from Tesoro Logistics LP at the initial public offering price less underwriting discounts and the structuring fee payable to Citigroup Global Markets Inc. The net proceeds from such sale will be used to redeem common units issued to Tesoro Corporation. Such units were issued (and upon redemption, such net proceeds will be paid) to Tesoro Corporation in partial consideration of its contribution of assets to us at the closing of this offering.

The underwriters expect to deliver the common units to purchasers on or about          , 2011 through the book-entry facilities of The Depository Trust Company.

Citi	Wells Fargo Securities	BofA Merrill Lynch	Credit Suisse

Barclays Capital
Deutsche Bank Securities
J.P. Morgan
Raymond James
RBC Capital Markets
          , 2011.

The Offering

Common units offered to the public	12,500,000 common units.

14,375,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering	15,254,891 common units and 15,254,891 subordinated units, each representing a 49.0% limited partner interest in us.

Use of proceeds	We expect to receive net proceeds of $225.0 million from this offering, after deducting underwriting discounts, structuring and advisory fees, and estimated offering expenses. We intend to retain $3.0 million of the net proceeds for working capital purposes, and, after the payment of $2.0 million of debt issuance costs, use $220.0 million to make a cash distribution to Tesoro. At the closing of this offering, we will borrow $50.0 million under our revolving credit facility, all of which will be used to fund an additional cash distribution to Tesoro.

The cash distributions to Tesoro from the proceeds of this offering and the borrowing under our revolving credit facility will be made in consideration of its contribution of assets to us and to reimburse Tesoro for certain capital expenditures incurred with respect to these assets. We are funding these distributions through a combination of net proceeds from this offering and borrowings under our revolving credit facility in order to optimize our capital structure.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from Tesoro a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and the structuring fee. These net proceeds will be paid to Tesoro in partial consideration of its contribution of assets to us.

Cash distributions	We intend to make a minimum quarterly distribution of $0.3375 per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through June 30, 2011, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received a minimum quarterly distribution of $0.3375 plus any arrearages from prior quarters;

The assumptions underlying the forecast of cash available for distribution that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecast.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations, EBITDA and cash available for distribution for the twelve months ending March 31, 2012. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions” beginning on page 49. Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks, including those discussed in this prospectus, which could cause our EBITDA to be materially less than the amount forecasted. If we do not generate the forecasted EBITDA, we may not be able to make the minimum quarterly distribution or pay any amount on our common units or subordinated units, and the market price of our common units may decline materially.

Tesoro may suspend, reduce or terminate its obligations under our commercial agreements and our operational services agreement in some circumstances, which would have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to unitholders.

Our commercial agreements and operational services agreement with Tesoro include provisions that permit Tesoro to suspend, reduce or terminate its obligations under the applicable agreement if certain events occur. These events include a material breach of the agreement by us or Tesoro deciding to permanently or indefinitely suspend refining operations at one or more of its refineries as well as our being subject to certain force majeure events that would prevent us from performing required services under the applicable agreement. Tesoro has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. For instance, under the commercial agreements, if Tesoro decides to permanently or indefinitely suspend refining operations at a refinery for a period that will continue for at least 12 consecutive months, then it may terminate the agreement on no less than 12 months’ prior written notice to us, unless it publicly announces its intent to resume operations at the refinery at least two months prior to the expiration of the 12-month notice period. Under the agreements, Tesoro has the right to terminate the agreement with respect to any services for which performance will be suspended by a force majeure event for a period in excess of 12 months. Additionally, under the commercial agreements, Tesoro has the right to terminate such agreements in the event of a material breach by us, subject to a 15 business-day cure period.

Generally, although Tesoro is not entitled to claim a force majeure event under the commercial agreements, Tesoro’s and our obligations under these agreements will be proportionately reduced or suspended to the extent that we are unable to perform under the agreements upon our declaration of a force majeure event. As defined in our commercial agreements and in the operational service agreement, force majeure events include any acts or occurrences that prevent services from being performed under the applicable agreement, such as:

•	acts of God, or fires, floods or storms;

•	compliance with orders of courts or any governmental authority;

•	explosions, wars, terrorist acts, riots, strikes, lockouts or other industrial disturbances;

•	accidental disruption of service;

•	breakdown of machinery, storage tanks or pipelines and inability to obtain or unavoidable delay in obtaining material or equipment; and

•	similar events or circumstances, so long as such events or circumstances are beyond the service provider’s reasonable control and could not have been prevented by the service provider’s due diligence.

proposals and proceedings that affect the crude oil and refined products industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

Rate regulation may not allow us to recover the full amount of increases in our costs.

Part of our High Plains system provides interstate service that is subject to regulation by the FERC. Rates for service on this part of our system are set using FERC’s tariff indexing methodology. The indexing methodology currently allows a pipeline to increase its rates by a percentage factor equal to the change in the producer price index for finished goods (“PPI”) plus 1.3 percent. When the index falls, we may be required to reduce rates if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs.

FERC’s indexing methodology is subject to review every five years; the current methodology will remain in place through June 30, 2011. On December 16, 2010, FERC issued an order continuing the use of the current method of indexing rates for the five-year period beginning July 1, 2011; however, FERC’s order increases the adjustment to the PPI to plus 2.65% (rather than PPI plus 1.3% currently in effect). FERC’s order is subject to rehearing or may be appealed without rehearing to the U.S. Court of Appeals. The current or any revised indexing formula could hamper our ability to recover our costs because: (1) the indexing methodology is tied to an inflation index; (2) it is not based on pipeline-specific costs; and (3) it could later be reduced in comparison to current or proposed formulas. Any of the foregoing would adversely affect our revenues and cash flow. FERC could limit our ability to set rates based on our costs, order us to reduce rates, require the payment of refunds or reparations to shippers, or any or all of these actions, which could adversely affect our financial position, cash flows, and results of operations.

The balance of our High Plains system provides intrastate service that is subject to regulation by the NDPSC. Similar to FERC, NDPSC could limit our ability to set rates based on our costs or could order us to reduce our rates and could require the payment of refunds to shippers. Such regulation or a successful challenge to our intrastate pipeline rates could adversely affect our financial position, cash flows or results of operations. Furthermore, although NDPSC has not officially adopted the FERC indexing methodology, our existing intrastate tariffs have utilized the FERC indexing methodology as a basis for annual tariff rate adjustment.

If FERC’s or NDPSC’s ratemaking methodology changes, the new methodology could also result in tariffs that generate lower revenues and cash flow and adversely affect our ability to make cash distributions to our unit holders.

Based on the way our pipelines are operated, we believe the only transportation on our pipelines that is or will be subject to the jurisdiction of FERC is the transportation specified in the tariff that we have on file with FERC. We cannot guarantee that the jurisdictional status of transportation on our pipelines and related facilities will remain unchanged, however. Should circumstances change, then currently non-jurisdictional transportation could be found to be FERC-jurisdictional. In that case, FERC’s ratemaking methodologies may limit our ability to set rates based on our actual costs, may delay the use of rates that reflect increased costs, and may subject us to potentially burdensome and expensive operational, reporting and other requirements. In addition, the provisions of our High Plains pipeline transportation services agreement regarding our agreement to provide, and Tesoro’s agreement to purchase, certain crude oil volume losses could be viewed as a preference to Tesoro and could result in negation of that provision and possible penalties. Any of the foregoing could adversely affect our business, results of operations and financial condition.

We believe that neither our interconnecting pipelines between our Salt Lake City storage facility and Tesoro’s Salt Lake City refinery nor our five Salt Lake City short-haul pipelines will be subject to FERC regulation, either because FERC will not assert jurisdiction over single-user pipelines that deliver crude oil and refined products within a single state, or because FERC will exempt the pipelines from regulation because only one affiliated shipper takes service on the pipelines. We will file for a FERC ruling disclaiming or exempting from FERC jurisdiction transportation service on these pipelines. If FERC, however, were to deny our request and assert

CAPITALIZATION

The following table shows:

•	the historical cash and cash equivalents and capitalization of our predecessor as of December 31, 2010; and

•	our pro forma capitalization as of December 31, 2010, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under “Use of Proceeds” on page 46, and borrowings under our revolving credit facility and the other transactions described under “Summary — The Transactions” on page 6.

This table is derived from, should be read together with and is qualified in its entirety by reference to our historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of December 31, 2010
	Predecessor	Partnership
	Historical	Pro Forma
	(In millions)

Cash and cash equivalents	$—	$3.0

Revolving credit facility	—	50.0
Division equity/partners’ capital:
Tesoro division equity	$128.8	—
Held by public:
Common units	—	225.0
Held by Tesoro:
Common units	—	(21.4)
Subordinated units	—	(118.7)
General partner units	—	1.7

Total division equity/partners’ capital	128.8	86.6

Total capitalization	$128.8	$136.6

length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units, subordinated units and general partner units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

		Minimum Quarterly Distributions
		(in millions)
			Annualized
	Number of Units	One Quarter	(Four Quarters)

Publicly held common units	12,500,000	$4.2	$16.8
Common units held by Tesoro	2,754,891	0.9	3.6
Subordinated units held by Tesoro	15,254,891	5.2	20.8
General partner units held by Tesoro	622,649	0.2	0.8

Total	31,132,431	$10.5	$42.0

As of the date of this offering, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2.0% general partner interest. Our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.388125 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read “Provisions of our Partnership Agreement Relating to Cash Distributions — Subordination Period” beginning on page 64. We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in, or not opposed to, our best interest. Please read “Conflicts of Interest and Fiduciary Duties” beginning on page 156.

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010

If we had completed the transactions contemplated in this prospectus on January 1, 2010, pro forma available cash generated for the year ended December 31, 2010 would have been approximately $46.0 million. This amount would have been sufficient to pay the minimum quarterly distribution of $0.3375 per unit per quarter ($1.35 per unit on an annualized basis) on all of our common units and subordinated units for such periods and the corresponding distributions on our general partner’s 2.0% interest. Although all of the information that we would require in order to calculate pro forma results of operations and pro forma available cash for the quarter ended March 31, 2011 is not yet available, based on our review of preliminary information available to us as of the date of this prospectus, we believe that the results of operations for the assets that will be contributed to us at the closing of this offering for the quarter ended March 31, 2011 are consistent with the results of operations for those assets or a quarterly basis for the year ended December 31, 2010 and our expectations for the year ending December 31, 2011 and the twelve months ending March 31, 2012. As a result, we do not anticipate that our pro forma results of operations or pro forma available cash for the quarter ended March 31, 2011 would be materially different than our pro forma results of operations or pro forma available cash for the year ended December 31, 2010 or our estimated results of operations and cash available for distribution for the twelve months ending March 31, 2012 in terms of having sufficient cash available to pay the full minimum quarterly distribution for all of our common units and subordinated units and the related distribution on our general partner’s 2.0% interest. We will not pay a distribution with respect to the quarter ended March 31, 2011.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our pro forma combined financial data have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2010, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated at the beginning of each period.

Tesoro Logistics LP
Unaudited Pro Forma Available Cash

Pro Forma
Year Ended
December 31, 2010
(In thousands)

Pro Forma Net Income(1)	$42,472

Plus:
Interest expense, net(2)	2,410
Depreciation expense	8,006

EBITDA(3)	$52,888
Less:
Cash interest paid, net(2)	2,010
Maintenance capital expenditures	1,703
Incremental general and administrative expense of being a separate publicly traded partnership(4)	3,225

Pro Forma Available Cash	$45,950

Pro Forma Cash Distributions:
Annualized minimum quarterly distribution per unit(5)	$1.35

Distributions to public common unitholders	16,875
Distributions to Tesoro — common units	3,719
Distributions to Tesoro — subordinated units	20,594

Distributions to our general partner	841

Total distributions to unitholders and general partner	42,029

Excess	3,921

Percent of aggregate annualized minimum quarterly distributions payable to common unitholders	100.0%
Percent of aggregate annualized minimum quarterly distributions payable to subordinated unitholders	100.0%

(1)	Reflects our pro forma net income for the period indicated and gives pro forma effect to our High Plains pipeline system tariffs and the various commercial agreements, omnibus agreement and operational services agreements that will be entered into with Tesoro at the closing of this offering. Pro forma net income for the year ended December 31, 2010 includes a shortfall payment from Tesoro of $1.8 million under the High Plains pipeline transportation services agreement that we will enter into with Tesoro at the closing of this offering.
(2)	Interest expense and cash interest paid both include commitment fees and interest expense that would have been paid by our predecessor had our revolving credit facility been in place during the periods presented and we had borrowed $50.0 million under the facility at the beginning of the period. Interest expense also includes the amortization of debt issuance costs incurred in connection with our revolving credit facility.
(3)	EBITDA is defined in “Summary — Summary Historical and Pro Forma Combined Financial and Operating Data — Non-GAAP Financial Measure” on page 16.
(4)	Reflects approximately $3.2 million of estimated annual incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership.

has served as Executive Vice President, General Counsel and Secretary for Tesoro Corporation since April 2009. Prior to his current role with Tesoro, he served as Senior Vice President, General Counsel and Secretary beginning in May 2006, and Vice President, General Counsel and Secretary beginning in March 2005. Mr. Parrish leads Tesoro’s legal department and contract administration function and government affairs group, as well as the business ethics and compliance office. Mr. Parrish joined Tesoro in 1994 and has since served in numerous roles in the legal department. He works closely with the Tesoro’s finance and financial reporting teams on all matters related to Tesoro’s capital structure and SEC reporting. In addition, Mr. Parrish provides counsel to Tesoro’s management and board of directors on corporate governance issues. Before joining Tesoro, he worked in private practice with law firms in Houston and San Antonio, primarily representing commercial lenders in loan transactions, workouts and real estate matters. Mr. Parrish received a bachelor’s degree in history from the University of Virginia and a juris doctor from the University of Houston Law School. He is a member of the State Bar of Texas and the American Bar Association. We believe that Mr. Parrish’s extensive energy industry background, particularly his expertise in corporate securities and governance matters, brings important experience and skill to the board.

Raymond J. Bromark was elected as a member of the board of directors of our general partner in March 2011. Mr. Bromark is a retired Partner of PricewaterhouseCoopers, LLP (“PwC”), an international accounting and consulting firm. He joined PwC in 1967 and became a Partner in 1980. He was Partner and Head of the Professional, Technical, Risk and Quality Group of PwC from 2000 to 2006, a Global Audit Partner from 1994 to 2000 and Deputy Vice Chairman, Auditing and Business Advisory Services from 1990 to 1994. In addition, he served as a consultant to PwC from 2006 to 2007. Mr. Bromark has been a director of CA Technologies, a provider of IT management software and solutions, since 2007 and chairs its audit committee. In previous years Mr. Bromark has participated as a member of the University of Delaware’s Weinberg Center for Corporate Governance’s Advisory Board. Mr. Bromark was PwC’s representative on the AICPA’s Center for Public Company Audit Firms’ Executive Committee. He has also been a member of the Financial Accounting Standards Board Advisory Council, the Public Company Accounting Oversight Board’s Standing Advisory Group, the AICPA’s Special Committee on Financial Reporting, the AICPA’s SEC Practice Section Executive Committee and the AICPA’s Ethics Executive Committee. We believe that Mr. Bromark’s extensive experience in accounting, auditing, financial reporting, and compliance and regulatory matters; deep understanding of financial controls and familiarity with large public company audit clients; and extensive experience in leadership positions at PwC bring important and necessary skills to the board.

Ralph J. Grimmer.  Ralph J. Grimmer was appointed Vice President, Operations of our general partner in December 2010 and initially will spend approximately 70% of his business time directly on our business and affairs although this amount may increase or decrease in future periods as our business develops. Mr. Grimmer has served as Vice President, Logistics for Tesoro since November 2010. Prior to his current role with Tesoro, he served as Vice President, Competitor Analysis beginning in April 2010, Vice President, Logistics beginning in June 2008, Vice President, Mergers and Acquisitions beginning in December 2006 and Vice President, Strategic Analysis beginning in May 2006. As Vice President, Operations, Mr. Grimmer is responsible for our pipelines and refined product terminals, all crude oil and refined products trucking and all rail operations. Prior to joining Tesoro in 2006, Mr. Grimmer served in a variety of consulting, marketing and logistics positions, including as Senior Consultant for Baker & O’Brien, Inc. and Vice President, Commercial Marketing and Distribution for Motiva Enterprises LLC. Mr. Grimmer began his career with Texaco in 1974 as a process engineer. Mr. Grimmer received a bachelor’s degree in chemical engineering from Texas Tech University.

Director Independence

The board of directors of our general partner has affirmatively determined that Mr. Bromark is independent as defined under the independence standards established by the NYSE and the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own 2,754,891 common units and 15,254,891 subordinated units representing a 57.8% limited partner interest in us. In addition, the general partner will own 622,649 general partner units representing a 2.0% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Tesoro Logistics LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the contribution of the assets and liabilities
• 2,754,891 common units (or, in the event the underwriters exercise their option to purchase additional common units, the net proceeds of the sale of such common units in lieu of the number of common units purchased, after deducting underwriting discounts and structuring fee);

• 15,254,891 subordinated units;

• 622,649 general partner units;

• the incentive distribution rights;

• $220.0 million cash distribution of the net proceeds of the offering, in part to reimburse them for certain capital expenditures; and

• an additional $50.0 million cash distribution funded with borrowings under our revolving credit facility.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 98.0% to the unitholders, including Tesoro, as holder of an aggregate of 2,754,891 common units and 15,254,891 subordinated units, and 2.0% to the general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.8 million on the 2.0% general partner interest and $24.3 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement or our operational services agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. The expenses of non-executive employees will be allocated to us based on weighted average headcount and

TESORO LOGISTICS LP PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(In thousands except for supplemental pro forma information)

	Year Ended
	December 31,
	2008	2009	2010

REVENUES:
Crude oil gathering:
Affiliate	$21,029	$19,297	$19,477
Third-party	161	125	115
Terminalling, transportation and storage:
Third-party	3,297	3,237	3,708

Total Revenues	24,487	22,659	23,300
COSTS AND EXPENSES:
Operating and maintenance expense	29,741	32,566	32,972
Depreciation expense	6,625	8,820	8,006
General and administrative expense	2,525	3,141	3,198

Total Costs and Expenses	38,891	44,527	44,176

NET LOSS	$(14,404)	$(21,868)	$(20,876)

(Unaudited)

Supplemental pro forma net loss per limited partner unit	$(1.67)
Units used to calculate supplemental pro forma net loss per limited partner unit	12,500,000

See accompanying notes to combined financial statements.

F-11

TESORO LOGISTICS LP PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Total assets by reportable segment were as follows (in thousands):

	December 31,
	2009	2010

Total Assets
Crude oil gathering	$71,207	$68,902
Terminalling, transportation and storage	70,008	66,675

Total Assets	$141,215	$135,577

Note 14.	Supplemental Pro Forma Information (Unaudited)

Unaudited supplemental pro forma balance sheet and net loss per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $270.0 million to a subsidiary of Tesoro to be paid upon completion of the initial public offering. The distribution is comprised of $220.0 million from the proceeds of the initial public offering of common units and $50.0 million to be funded with a planned borrowing under a revolving credit facility. The Predecessor had a net loss for the year ended December 31, 2010. Accordingly, the Predecessor is deemed to have used $270.0 million of net proceeds to pay the distribution, which is evidenced by a distribution payable to affiliate reflected in the supplemental pro forma balance sheet.

Supplemental pro forma net loss per limited partner assumes additional common units were issued to give effect to the distribution described above. The number of units deemed for accounting purposes to have been sold in this offering in order to pay the distribution described above is 14,900,000. This number was calculated assuming an initial public offering price of $20.00 per unit (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and estimated offering expenses, and would result in a net loss of $(1.40) per unit. Because 14,900,000 exceeds the 12,500,000 common units to be sold to the public in this offering, pro forma units were limited to the number of units to be issued to the public in this offering, resulting in a net loss of $(1.67) per unit.

F-24

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement (including form of Lock-up Agreement)
3	.1*	—	Certificate of Limited Partnership of Tesoro Logistics LP
3	.2*	—	Form of First Amended and Restated Agreement of Limited Partnership of Tesoro Logistics LP (included as Appendix A to the Prospectus)
3	.3*	—	Certificate of Formation of Tesoro Logistics GP, LLC
3	.4*	—	Form of Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC
5	.1*	—	Opinion of Latham & Watkins, LLP as to the legality of the securities being registered
8.1		—	Opinion of Latham & Watkins, LLP relating to tax matters
10.1		—	Form of Credit Agreement
10	.2*	—	Form of Contribution, Conveyance and Assumption Agreement
10	.3*#	—	Form of Tesoro Logistics LP 2011 Long-Term Incentive Plan
10	.4*	—	Form of Omnibus Agreement
10	.5*	—	Form of Operational Services Agreement
10	.6*	—	Form of Transportation Services Agreement (High Plains Pipeline System)
10	.7*	—	Form of Trucking Transportation Services Agreement
10	.8*†	—	Form of Master Terminalling Services Agreement
10	.9*	—	Form of Transportation Services Agreement (SLC Short Haul Pipelines)
10	.10*	—	Form of Salt Lake City Storage and Transportation Services Agreement
10	.11*	—	Employment Agreement of Gregory J. Goff
10	.12*	—	Employment Agreement of Charles S. Parrish
10	.13*	—	Management Stability Agreement of Phillip M. Anderson
10	.14*	—	Management Stability Agreement of G. Scott Spendlove
10	.15*	—	Management Stability Agreement of Ralph J. Grimmer
10	.16*#	—	Tesoro Logistics LP 2011 Non-Employee Director Compensation Program
10	.17*#	—	Form of Tesoro Logistics LP 2011 Long-Term Incentive Plan Phantom Unit Award (Employee time-vesting award)
10	.18#	—	Form of Tesoro Logistics LP 2011 Long-Term Incentive Plan Phantom Unit Award (Non-employee director award)
21	.1*	—	List of Subsidiaries of Tesoro Logistics LP
23.1		—	Consent of Ernst & Young LLP
23	.2*	—	Consent of Latham & Watkins, LLP (contained in Exhibit 5.1)
23.3		—	Consent of Latham & Watkins, LLP (contained in Exhibit 8.1)
24	.1*	—	Powers of Attorney (contained on the signature page to this Registration Statement)

*	Previously filed.

#	Compensatory plan or arrangement

†	Confidential status has been requested for certain portions thereof pursuant to a Confidential Treatment Request. Such provisions have been separately filed with the Securities and Exchange Commission.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-2

April ~~[ ],~~8, 2011
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, TX 78529-1828

Re:	Tesoro Logistics LP
Ladies and Gentlemen:
     We have acted as counsel to Tesoro Logistics LP, a Delaware limited partnership (the “Partnership”), in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offering and sale of up to an aggregate of 14,375,000 common units representing limited partner interests in the Partnership (the “Common Units”).
     This opinion is based on various facts and assumptions, and is conditioned upon certain representations made by the Partnership as to factual matters through a certificate of an officer of the Partnership (the “Officer’s Certificate”). In addition, this opinion is based upon the factual representations of the Partnership concerning its business, properties and governing documents as set forth in the Partnership’s Registration Statement on Form S-1 (File No. 333-171525), as amended as of the effective date thereof, to which this opinion is an exhibit and relating to the Common Units (the “Registration Statement”), the Partnership’s prospectus dated April ~~[ ],~~8, 2011 relating to the Common Units (the “Prospectus”) and the Partnership’s responses to our examinations and inquiries.
     In our capacity as counsel to the Partnership, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments, as we have deemed necessary or appropriate for purposes of this opinion. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies. For the purpose of our opinion, we have not made an independent investigation or audit of the facts set forth in the above-referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification.

April ~~[ ],~~8, 2011

     We are opining herein as to the effect on the subject transaction only of the federal income tax laws of the United States and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, foreign laws, the laws of any state or any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.
     Based on ~~such~~the facts, assumptions and representations and subject to the limitations set forth herein and in the Registration Statement, the Prospectus and the Officer’s Certificate, the statements in the Prospectus under the caption “Material Federal Income Tax Consequences,” insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute the opinion of Latham & Watkins LLP as to the material U.S. federal income tax consequences of the matters described therein.
     No opinion is expressed as to any matter not discussed herein.
     This opinion is rendered to you as of the effective date of the Registration Statement, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Also, any variation or difference in the facts from those set forth in the representations described above, including in the Registration Statement, the Prospectus and the Officer’s Certificate may affect the conclusions stated herein.
     This opinion is furnished to you, and is for your use in connection with the transactions set forth in the Registration Statement and the Prospectus. This opinion may not be relied upon by you for any other purpose or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose, without our prior written consent. However, ~~except that~~ this opinion may be relied upon by you and by persons entitled to rely on it pursuant to applicable provisions of federal securities law, including purchasers of the Common Units in this offering and persons purchasing Common Units pursuant to the Registration Statement and the Prospectus or in the secondary market..
     We hereby consent to the filing of this opinion as an exhibit to the Prospectus and to the use of our name under the caption “Material Federal Income Tax Consequences” in the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

LATHAM & WATKINS LLP

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
April 8, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Parker Morrill

Re:	Tesoro Logistics LP Registration Statement on Form S-1 Registration File No. 333-171525
Dear Mr. Morrill:
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Tesoro Logistics LP for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-171525) as filed on January 4, 2011, as amended, so that it becomes effective at 3:00 p.m. (Washington, D.C. time) on April 8, 2011, or as soon as possible thereafter.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. WELLS FARGO SECURITIES, LLC MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Alan Boswell

Name: Alan Boswell
Title: Vice President